SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 So Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770
A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Companhia de Bebidas das Américas – AmBev (“Company”), held on April 28, 2010, prepared in summary form.

1.	Date, Time and Venue: On April 28, 2010, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.
Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo on (i) March 26, (ii) March 27 and (iii) March 30, 2010, on pages 116, 91 and 203, respectively, and on the newspaper “Valor Econômico” on: (iv) March 26, (v) March 29 and (vi) March 30, 2010, on pages B11, D3 and B15, respectively.

3.
Attendance: Shareholders representing 94.5520% of the voting capital and shareholders representing 75.6709% of the Company’s preferred shares, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victório Carlos De Marchi, the representative of independent auditors KPMG Auditores Independentes, Mr. Guilherme Roslindo Nunes, and the President of the Fiscal Council Mr. Álvaro Antônio Cardoso de Sousa, as provided by law.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Mr. Paulo Cezar Aragão, Secretary.

5.
Resolutions: The following resolutions were taken by shareholders representing more than 2/3 of the Company’s voting capital attending the Meetings. Those legally prevented from voting abstained, and abstentions and dissenting votes were recorded in each case:

5.1.  To authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs in Law No. 6.404/76.

5.2.  At the Annual General Meeting:

(i)  The shareholders unanimously approved, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2009, together with the opinions of the Fiscal Council and of the independent auditors, all of which were published in full and within the statutory deadline in the Official Gazette of the State of São Paulo, and in the Valor Econômico on March 4, 2009.

(ii)  The majority of the shareholders approved the appropriation of net income as set forth in the approved financial statements, ratifying the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity, totaling R$3,305,761,115.99, which was debited to the fiscal year’s net income, as approved by the Board of Directors on the following occasions: (a) at the meeting held on April 13, 2009, based on the results for the period ended March 31, 2009, being R$0.41 per common share and R$0.451 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$0.3485 per common share and R$0.38335 per preferred share; (b) at the meeting held on June 29, 2009, based on the results for the period ended March 31, 2009, being R$0.78 per common share and R$0.858 per preferred share, as dividends, and R$0.38 per common share and R$0.418 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.103 per common share and R$ 1.2133 per preferred share; (c) at the meeting held on August 11, 2009, based on the results for the period ended June 30, 2009, being R$1.30 per common share and R$1.43 per preferred share, as dividends, and R$0.25 per common share and R$0.275 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.5125 per common share and R$1.66375 per preferred share; and (d) at the meeting held on November 9, 2009, based on the results for the period ended October 31, 2009, being R$1.48 per common share and R$1.628, as dividends, and R$0.54 per common share and R$0.594 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$1.939 per common share and R$2.1329 per preferred share.  Pursuant to article 193, paragraph 1, of Law No. 6.404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6.404/76 are greater than 30% of the Company’s capital. The dissenting votes were duly registered by the Presiding Board.

(iii)  The majority of the shareholders approved the ratification of the global compensation paid to the Company’s Board of Directors and senior management for the year 2009, and, with respect to the global compensation of the Company’s Board of Directors and senior management for the fiscal year of 2010, the majority of the shareholders approved the limit aof up to R$33,152,476.00, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 24, item “f” of the Company’s bylaws. The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iv)  For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Meeting, by the shareholders of common shares:

(1)  To reelect, by majority vote, Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of foreigner’s identity card nº W401505-E (SE/DPMAF/DPF) and of the individual taxpayer’s register CPF/MF nº 249.630.118-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Salvador Cardoso 122, Apt. 231, Itaim Bibi, CEP 04533-050, and, as his alternate, to reelect, by majority vote, Mr. Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of the ID nº 01.433.665-5SSP/RJ and of the individual taxpayer’s register CPF/MF nº 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13/502; and

(2)  To reelect, by majority vote, Mr. Celso Clemente Giacometti, Brazilian, married, business administrator and accountant, bearer of the ID nº 3179758 -1 SSP/SP, and of the individual taxpayer’s register CPF/MF nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3.725, 6º andar, conjunto 61, Campo Belo, São Paulo, Brazil, and, as his alternate, to reelect, by majority vote, Mr. Ary Waddington, Brazilian, married, economist, bearer of the ID nº 01.139.7777-5 - IFP-RJ and of the individual taxpayer’s register CPF/MF nº 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v)  To elect, by majority vote, for the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting, by the shareholders of preferred shares with no voting rights representing 8,3566% of the preferred shares, by means of a separate vote, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6.404/76, considering that the threshold set forth in the final part of item “a”, paragraph 4, of article 161 of Law No. 6.404/76 was not met,  Messrs.:

(3)  Ivan de Castro Esteves, Brazilian, married, economist and banker, bearer of the ID 205710 (CRE/RJ), and of the individual taxpayer’s register CPF/MF nº 044.348.707-34, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Armênia, 34, Ap. 101, Barra da Tijuca; and, as his alternate, Eurípedes de Freitas, Brazilian, married, economist and banker, bearer of the ID 82214 SSP/DF, and of the individual taxpayer’s register CPF/MF nº 005.024.301-25, resident and domiciled in the City of Brasília, Federal District, at SHCGN 713, Bl. A, CS 30.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(vi)  To define, by majority vote, the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2010 in the amount of up to R$1,169,186.00, with the compensation of the alternates being in an amount equal to half of the amount received by the members, subject to the statutory limits. The dissenting votes and the abstentions were duly registered by the Presiding Board.

5.3.  At the Extraordinary General Meeting:

(i)  Shareholders approved by majority vote a capital increase of R$374,728,735.67, corresponding to the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2009, pursuant to article 7 of CVM’s Normative Ruling No. 319/99, by means of the issuance of 1,615,966 common and 768,580 preferred shares at the issuance price of R$149.4675 and R$173.2993, respectively, which will be subscribed and paid-up by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. and controlling shareholders of the Company. As a result of the aforementioned capital increase, the Company’s remaining shareholders shall have the right to subscribe up to 567,200 common shares and 932,479 preferred shares, in the proportion of 0.630109671% of their respective interests held on this date, with due regard to the share classes, at the same price referred to above, for payment in cash upon subscription, in accordance with the Management Proposal. The issue prices correspond to the closing price of the Company shares on January 29, 2010, as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the tax benefit arising from the partial amortization of the Special Premium Reserve for the fiscal year ended on December 31, 2009. The subscription right may be exercised by the Company’s shareholders within a 30-day period initiating on the publication of the corresponding notice, being the Board of Directors empowered to, upon the expiration of the aforementioned 30-day period, to apportion the unsubscribed shares among the shareholders who indicated the decision to participate in the apportionment in the subscription bulletin. The unapportioned shares shall subsequently be sold on the stock exchange. The Board of Directors was also empowered to proceed with the partial homologation of the abovementioned capital increase in case the right to subscribe new shares is not fully exercised, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period. The Board of Directors shall additionaly verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6.404/76, Article 166). The abstentions were duly registered by the Presiding Board.

(ii)  Shareholders approved by majority vote a new increase of Company’s capital, in the amount of R$160,598,230.53, corresponding to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2009, without the issuance of new shares.  The abstentions were duly registered by the Presiding Board. The abstentions were duly registered by the Presiding Board.

(iii)  As a result of the resolutions taken under items 5.3 (i) and (ii) above, the majority of the shareholders approved the amendment of the heading of Article 5 of the Company’s by-laws, which shall, hereinafter, read as follows, its respective paragraphs remaining unchanged:

“Article 5 – The capital stock is of R$7,367,404,495.90, divided into 619,372,529 shares, of which 348,210,538 are common shares and 271,161,991 are preferred shares, without par value.”

The abstentions were duly registered by the Presiding Board.

(iv) The shareholders unanimously approved an amendment to Article 21 of the Company’s By-Laws in order to allow the convening of Board meetings to be made by email. The amended article shall, hereafter, read as follows:

“Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.”

(v)  The shareholders unanimously approved an amendment to Article 22 of the Company’s By-Laws, including a new Paragraph 1, in order to regulate the option of attending Board Meetings trough appropriate communications media. The amended article shall, hereafter, read as follows:

“Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.”

(vi)  The shareholders unanimously approved an amendment to Article 26 of the Company’s By-Laws, including a Paragraph 2, in order to regulate the option of attending Executive Board Meetings trough appropriate communications media. The amended article shall, hereafter, read as follows:

“Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.”

(vii)  The shareholders unanimously approved an amendment to Paragraph 1 of Article 35 of the Company’s By-Laws, in order to centralize with the Board of Directors and the Shareholders’ Meeting decisions taken on the shareholders’ remuneration, with the consequent amendment of Paragraph 2, exclusion of Paragraph 3 and renumbering of the subsequent Paragraph . The amended article shall, hereafter, read as follows:

“Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.”

(viii)  The shareholders unanimously approved an amendment to Line “c” of Paragraph 3 of Article 36 of the Company’s By-Laws, in order to to adjust the percentage of this line to the other percentages in the same paragraph. The amended article shall, hereafter, read as follows:

“Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a) the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b) the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a) five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b) from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c) an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.”

(ix)  The shareholders unanimously approved the inclusion of Article 41 to the Company’s By-Laws, in order to regulate the procedures required to defend the management and the employees fulfilling their mandates for matters arising from the exercise of their functions. This article shall read as follows:

“Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

(x)  The majority of the shareholders approved the consolidation of the Company’s bylaws in light of the aforementioned changes, said bylaws henceforth being in effect with the wording of Attachment I to these Minutes.

The abstentions were duly registered by the Presiding Board.

(xi)  The majority of the shareholders approved the revision of the Company’s Stock Option Plan, which shall henceforth be in effect with the wording of Attachment II to these Minutes.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

6.
Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Álvaro Antônio Cardoso de Sousa, President of the Fiscal Council; Guilherme Roslindo Nunes, Representative of KPMG Auditores Independentes; Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Paulo Cezar Aragão; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attilio Gracioso and Roberto Herbster Gusmão; Victório Carlos De Marchi; José Heitor Attílio Gracioso; Roberto Herbster Gusmão; Instituto AmBev de Previdência Privada, Represented by Silvio José Morais and Letícia Rudge Barbosa Kina; Ary Waddington; José Fiorita; Irmgard Elisabeth Prufer, Espólio de Otto Georges Guillaume Prufer, Alexandra Prufer de Queiroz Campos Araujo, Represented by Philippe Prufer; Philippe Prufer; The Bank of New York – ADR Department, Represented by Fany Andrade Galkowicz; Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Represented by Marcelo Coelho de Souza; FPRV DYN Uirapuru Fundo de Investimento em Ações Previdenciário, Rauta Fundo de Investimento em Ações, São Fernando IV Fundo de Investimento em Ações, TNAD Fundo de Investimento em Ações, Dybra Fundo de Investimento em Ações, Dynamo Beton Fundo de Investimento em Ações, Dynamo Cougar Fdo Mútuo de Invest em Ações CL, DYC Fundo de Investimento em Ações, Ascese Fundo de Investimento em Ações, Kemnay Dybra LLC, Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VII LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Represented by Rodrigo da Costa Azevedo; Credit Agricole Asset Management, Amundi Funds, Itau Consumo Ações Fundo de Investimento, Unibanco Consumo Fundo de Investimento em Ações, Franklin Templeton Investment Funds, Templeton Emerging Markets Fund, Templeton Developing Markets Securities Fund, Templeton International Emerging Markets Fund, Templeton Developing Markets Trust, Templeton Institucional Funds - Emerging Markets Series, Franklin Templeton Funds, Franklin Templeton Corporate Class Ltd, Templeton Global Investment Trust - Templeton Bric Fund, Norges Bank, Vanguard Investment Series, PLC, Vanguard Emerging Markets Stock Index Fund, Schwab Fundamental Emerging Markets Index Fund, College Retirement Equities Fund, The Pension Reserves Investment Manag Board, Vanguard Total Intern Stock Index Fund, A SE Of VA Stars Funds, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital Guardian Emerging Mkts Equity Fund For Tax-Ex Trusts, Retirement Plan For Employees of Aetna Inc, The Boeing Company Employee Retirement Plan Trust, Employees Retirement System Of Texas, Australian Reward Investment Alliance, State Winsconsin Investment Board Master Trust, West Virginia Investment Management Board, Russell Investment Company Emerging Markets Fund, Eaton Vance Tax - Managed Emerging Markets Fund, Kansas Public Employees Retirement System, Microsoft Global Finance Limited, Municipal Employees Annuity and Benefit Fund of Chicago, The Illinois Municipal Employees Retirement Fund, Illinois State Board of Investment, Northern Trust Quantitative Fund PLC, University of Washington, The Future Fund Board of Guardians, Ishares MSCI Bric Index Fund, Ishares MSCI Brazil (Free) Index Fund, PLL Services Corporation Master Trust, Emerging Markets Index Non - Lendable Fund B, Emerging Markets Strategic Insights Non - Lendable Fund B, Emerging Markets Strategic Insights Non - Lendable Fund, Wellington Management Portfolios (Dublin) P.L.C., Cathay UN B, IN ITS CAP AS M Custodian of PCA Brazil Fund, Morgan Stanley Strategist Fund, Lincoln Vip Ins Prod Trust - LVIP SSGA Emerging Markets 100 Fund, City of Philadelphia Public Employees Retirement System, University of Nebraska Foundation, State Of California Public Employees Retirement System, State Of Connecticut Retirement Plans and Trust Funds, The California State Teachers Retirement System, Teachers Retirement System of the State of Illinois, BGI Emerging Markets Strategic Insights Fund Ltd, Emerging Markets Sudan Free Equity Index Fund, Emerging Global Shares Dow Jones EM M T Comp Index Fund, Fidelity Fixed-Income Trust: Fidelity Series Global Ex U.S. Index Fund, Schwab Emerging Markets Equity ETF, Northern Trust Non-UCITS Common Contractual Fund, Van Kampen S F I V K Global Equity Allocation Fund, Caisse de Depot Et Placement Du Quebec, Emerging Markets Growth Fund Inc, IBM Savings Plan, IBM Diversifield Global Equity Fund, AT&T Union Welfare Benefit Trust, Abu Dhabi Retirement Pensions and Benefits Fund, The BAR Emerging Mkts U, Sub Fund, The B Latin America Fund, John Hancock Funds II International Equity Index Fund, John Hancock Trust International Equity Index Trust A, John Hancock Trust International Equity Index Trust B, Pensionskassernes Administration A/S, State of New Jersey Common Pension Fund D, The Public School Retirement System of Missouri, The Public Education Employee Retirement System of Missouri, The Boston Company Emerging Markets Core Eqt Fund, Artsan Emerging Markets Fund, Eaton Vance Structured Emerging Markets Fund, V FTSE ALL-W EX-US Index Fund, A Series of V Int Equity I F, Fortis L Fund Equity Brazil, Fortis L Fund Equity Latin America, Teacher Retirement System Of Texas, UAW Retiree Medical Benefits Trust, The Master T B Of Japan Ltd, The Monetary Authority Of Singapore, Wilmington International Equity Fund Select, L.P., Wilmington Multi-Manager International Fund, Omers Administration Corporation, Commonwealth of Pennsylvania Public School Emp Ret System, Philips Eletronica N.A. Corporation Master Ret Trust, Fidelity Overseas Fund, Fidelity Global Oportunities Fund, Fidelity Global Disciplined Equity Fund, Fidelity International Disciplined Equity Fund, Pyramis Group Trust For Employee Benefit Plans, Pyramis Select Emerging Markets Equity Trust, Represented by Christiano Marques de Godoy.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 28, 2010.

_______________________________________
Paulo Cezar Aragão
Secretary

Attachment I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

BY-LAWS

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)	the production and trading of beer, concentrates, soft drinks and other beverages;

b)
the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above;

c)
the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)	the packaging and wrapping of any of the products belonging to it or to third parties;

e)
the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)	the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)
the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)	the advertising of products belonging to it and to third parties, and the trading of promotional and advertising materials;

i)	the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)	the importation of anything necessary for its industry and trade;

k)	the exportation of its products;

l)	the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)
the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 5 – The capital stock is of R$7,367,404,495.90, divided into 619,372,529 shares, of which 348,210,538 are common shares and 271,161,991 are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)	shall not be entitled to voting rights and may not be converted into common shares;

b)	shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)	shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of seven hundred million (700,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III
GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV
MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I
BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, all shareholders, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)	establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)	approve the annual investment budget of the Company;

c)	approve the five-year strategic plan of the Company;

d)	elect and dismiss the Company's Officers, and set their attributions;

e)	supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)	attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)
define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)	appoint the Company's independent auditors;

i)	resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)	provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)	submit to the General Meeting the form of allocation of the net profits for the year;

l)	call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)
approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)
approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)
approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)
approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)
approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)
approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)	resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)	resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)	authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)	resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)	resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)
authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)	perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)	resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II
EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a)  Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)  Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)  Coordinate and oversee the activities of the Executive Board; and

e)  Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V
FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 - It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3 - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI
FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)	the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)	the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)	five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)
from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)
an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII
LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 – The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII
MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.
Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.

Attachment II

Stock Option Plan

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] 35.300.157.770
A Publicly-Held Company

REVISITATION OF THE STOCK OPTION PLAN
Approved by the Extraordinary General Meeting held on September 14, 2000
Revisited and amended by the Extraordinary General Meetings held on April 20, 2006, April 27, 2007 and April 28, 2010

                                1.  OBJECTIVES OF THE PLAN

                                1.1.  The objectives of the Stock Purchase Option Plan of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AmBev (“Company”), established in compliance with Article 168, § 3, Law N. 6,404/76, and hereinafter referred to as the PLAN, approved in the General Meeting held on September 14th, 2000 (the “AmBev Plan 2000”), and revisited on April 20, 2006, April 27, 2007 and April 28, 2010, are the following:

                                a) to better encourage the expansion, success and achievement of the corporate objectives of the Company and the benefit of its shareholders, allowing senior employees and executives to acquire shares of the Company under the terms and conditions, and in the manner stipulated in the PLAN, thus encouraging the integration of these executives and employees with the Company

                                b) to allow the Company to obtain and maintain the services of senior employees and executives in a more effective way, offering such employees and executives the additional advantage of becoming shareholders of the Company, pursuant to the terms and conditions stipulated in the PLAN.

                                2.  ADMINISTRATION OF THE PLAN

                                2.1.  The Plan will be managed by the Board of Directors of the Company.

                                2.2.  The Board of Directors shall have extensive powers, in accordance with the basic terms and conditions of the PLAN, taking all necessary and adequate measures for its management.

                                2.3.  The Board of Directors will periodically establish STOCK OPTION PROGRAMS (each of which being a “PROGRAM”), which, always in accordance with the general conditions set forth herein, will define: (i) the persons eligible to receive options under the PLAN; (ii) the number and type of shares issued by the Company covered by each option granted; (iii) the EXERCISE PRICE for each option; (iv) the vesting period during which the option may not be exercised (either fully or partially), the option exercise periods and the option exercise deadlines; (v) the rules on option transfers and any constraints imposed on shares received through exercising the options; (vi) the rules applicable to the resignation, departure, retirement, demise or permanent disability of Beneficiaries; (vii) possible penalties for failure to comply with the obligations; (viii) the possible overall corporate performance targets of the COMPANY and other conditions established for the full or total exercise of the options and the acquisition or transfer of the corresponding shares; (ix) other definitions set forth in this PLAN to be established for each PROGRAM; and (x) any other terms and conditions not running counter to the matters set forth in this PLAN.  The Board of Directors may extend (but not bring forward) the deadline for exercising options under PROGRAMS still in effect.

                                2.4.  The Board of Directors may establish the division of a lot of shares to be granted under a specific PROGRAM, into sub-lots, with each of these sub-lots being endowed with its own specific characteristics, terms and conditions.

2.5.  At any time, the Board of Directors may: (i) alter or terminate the PLAN; (ii) establish the regulations applicable to matters not yet addressed; or (iii) extend but never bring forward the deadline for the exercise of options still in effect.

2.6.  Notwithstanding the provisions set forth above, the Board of Directors may not alter the provisions regarding the qualification for participating in the PLAN, and no modification or termination of the PLAN may alter or adversely affect any rights or obligations under any existing agreement regarding purchase option grants without the consent of the holder thereof.

2.7.  The decisions taken by the Board of Directors are binding on the Company and the Beneficiaries for all matters related to the PLAN.

                                3.  ELIGIBLE EXECUTIVES AND EMPLOYEES

                                3.1.  The senior employees and executives of the Company and its controlled companies, whether direct or indirect (included in the concept Company for the purposes of this PLAN), are qualified to participate in the PLAN. For each PROGRAM and according to each PROGRAM, the Board of Directors will select those entitled to be granted the option (“Beneficiaries”).

3.2.  The Board of Directors may add new Beneficiaries to PROGRAMS under way, deciding on the number of shares that the Beneficiary will have the right to acquire and adjusting the EXERCISE PRICE.

                                4.  SHARES INCLUDED IN THE PLAN

4.1.  The Company may offer shares held in the treasury for acquisition by the Beneficiaries of the PLAN, also through American Depositary Receipts, subject to all necessary approvals from the relevant regulatory agencies.

                                4.2.  Pursuant to Article 171, § 3, of Law No. 6,404/76, the shareholders will have no right of first refusal or preemptive right on the occasion of the establishment of the PLAN or the exercise of the stock purchase options derived from the PLAN.

                                5.  EXERCISE PRICE

5.1.  Pursuant to item 6.2, the Beneficiary will acquire one or more shares or ADRs against payment of the exercise price (“EXERCISE PRICE”) to be established by the Board of Directors, in compliance with one of the criteria set forth below:

(i)	the closing price of shares issued by the Company of the same type as those covered by the option for the trading session immediately prior to the date of the grant thereof; or

(ii)
the average closing price of the above-mentioned shares traded on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) or, as applicable (for example, for the employees of subsidiaries headquartered outside Brazil), the average closing price of ADRs traded on the New York Stock Exchange (NYSE) during a specific period prior to the date on which the option is granted.

5.1.1.  The Board of Directors may decide to apply a discount of up to 10% (ten percent) to the exercise price, without adversely affecting the provision set forth in items 5.1.2 and 6.2.

5.1.2.  The Board of Directors may address the possibility of the Beneficiary allocating a portion of the annual stipend paid out by the Company thereto as a bonus or as profit sharing, net of income tax and other related charges due thereon (“Bonus”), to the acquisition of shares arising from the exercise of the options granted.  In this case, the Board of Directors may also establish specific incentive conditions for allocating the Bonus related, among other aspects, to the options addressed by the grant, their number, duration, price and form of exercise.

5.2.  The EXERCISE PRICE shall be paid as set forth in each PROGRAM.

5.3.  The options will be exercised within the periods and deadlines established by each PROGRAM.

6.  OPTION TERMS AND CONDITIONS

6.1.  The terms and conditions for each option granted under the PLAN will be established in the Stock Purchase Agreement executed by the Beneficiary (the “Agreement”), with reference to the PROGRAM established by the Board of Directors, defining among other conditions:

a)  the number and type of shares to be transferred through the total or partial exercise of each option;

b)  the duration of the option and the date on which the exercise of the option and all rights arising therefrom will expire;

c)  rules on option transfers, constraints applicable to the transfer of shares received through exercising the option, the deadline for transferring the shares covered by each option and provisions on penalties, which will be established by the Board of Directors in order to prevent the option being transferred to third parties; and

d)  any other terms and conditions not contrary to the guidelines of the PLAN and the PROGRAM.

6.2.  The options granted in compliance with the terms set forth in this PLAN may cover one or more shares or ADRs, with the transfer thereof being subject to different periods, in addition to specific terms and conditions (such as the Beneficiary continuing to hold a position with the Company, compliance with the share lock-up periods and meeting the possible future corporate performance goals), as established by the Board of Directors for each Program.

6.3.  The Contracts mentioned in this item and those confirming subscription and/or acquisition of the shares and the constraints imposed thereby on the free availability of the shares will constitute a Shareholders’ Agreement for all the purposes set forth in Article 118 of Law Nº 6,404/76 and will be registered in the Company books.

7.  DIVESTMENT OF THE SHARES

7.1.  Unless otherwise decided by the Board of Directors, the shareholder may only sell, transfer or dispose, in any manner whatsoever, of the Company shares originally acquired under the aegis of the PLAN as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, provided that such rights have derived for the acquirer of the ownership of the shares covered by the PLAN (identified herein only as the “Shares”), if the minimum non-availability period established for each PROGRAM, which shall never be inferior to 3 (three) years as of the data of grant of the option, has expired.

                                7.2.  The shareholder hereby agrees not to offer the Shares as collateral, not to encumber them or establish any type of lien thereon.

7.3.  The Company will register the transfer of Shares under the PLAN on the date of the acquisition of the Shares, and the Shares shall remain unavailable for the period established in the PROGRAM.

                                7.4.  The Board of Directors may establish the right of first refusal for the Company to acquire the shares addressed by the PLAN, under the terms and conditions set forth in the respective PROGRAM.

7.5 Under the hypothesis set forth in item 7.4, the Company may indicate one or more third parties for exercising the right of first refusal, either Beneficiaries of the PLAN or not.

8.  CONTINUING WITH THE COMPANY

8.1.  No provision in the PLAN or option granted under the PLAN will confer rights on any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to rescind the employment contract at any time and/or to interrupt the term of office of the executive.

9.  RESIGNATION, RETIREMENT, DISABILITY OR DEMISE OF BENEFICIARIES

9.1.  For each PROGRAM, the Board of Directors will establish the rules applicable to cases where the Beneficiaries leave the Company due to the termination of a work contract, the expiry of a term of office, resignation or withdrawal from an executive position, as well as retirement, permanent disability or demise of Beneficiaries.

10.  CONSTRAINTS ON OPTION-HOLDER RIGHTS

10.1.  No Beneficiary will have any rights or obligations inherent to the shareholders of the Company, except those mentioned specifically by the PLAN or PROGRAM(S), in terms of the options.  The shares covered by the options, once subscribed or acquired under the terms set forth in the PLAN will assure the holders thereof the same rights and advantages for shares of the same type held by the other shareholders of the Company, without adversely affecting any constraints to which the shares may be subject, as set forth in items 6.2 and 7.1 above.

10.2.  No Share will be handed over to the Beneficiary through the exercise of the option unless all the legal and regulatory requirements have been fully complied with.

11.  ADJUSTMENTS

11.1.  If the number of shares in the Company is increased or reduced, or if the Shares are swapped for different types or classes, as a result of stock bonuses, grouping or splits, or other types of corporate restructuring giving rise to the same outcomes, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the option, but with the adjustment corresponding to the price of each Share or any share unit covered by the option.

11.2.  At the discretion of the Board of Directors and as established for each PROGRAM, the value of the dividends and interest on own capital paid out by the Company from the date on which the option was granted through to the date of the exercise thereof may be deducted from the exercise price.

11.2.1.  The Board of Directors may also adjust the number of shares to which the Beneficiary has the right, without altering the overall amount, represented by multiplying the EXERCISE PRICE by the original number of options granted, in order to assign an additional number of shares thereto.  This additional amount will correspond to the shares that the Beneficiary could acquire under the criteria established for the PROGRAM, if he had already acquired the shares addressed by the options granted, received the corresponding distribution of profits (as dividends and interest on own capital) and reinvested this amount in shares, with the Board of Directors being empowered to endow this adjustment with a cumulative aspect.

11.3.  The Board of Directors will establish the rules applicable to cases involving the dissolution, transformation, take-over, merger, spin-off, split or restructuring of the Company.

12.  STARTING AND TERMINATION DATES OF THE PLAN

12.1.  With the modifications set forth herein, the PLAN will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision taken by the Board of Directors of the Company, without adversely affecting the prevalence of the constraints on the tradability of the shares and/or the right of first refusal that may be established.

13.  PROXY

13.1.  In order to ensure the flawless implementation of the provisions set forth in the PLAN, the PROGRAM(S) and the Contract(s), the Beneficiary must appoint and establish the Company as its duly-accredited legal representative and proxy on an irrevocable and irretractable manner, conferring powers thereon to sign all necessary acts, including with the purpose of sub-granting the powers granted herein.

14.  SUPPLEMENTARY OBLIGATIONS

14.1.  In addition to the obligations accepted through the Agreement, the Parties hereby agree to comply fully and completely with the conditions of the PLAN and the supplementary documents. The signature of the Agreement will imply specific acceptance of all the terms of the PLAN and the Agreement by the Beneficiary.

15.  SPECIFIC PERFORMANCE

15.1.  The obligations in the PLAN and Agreement are accepted on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and the successors thereto of any type whatsoever, at all times. The Parties hereby agree that such obligations are open to specific performance, pursuant to Articles 466-B and 466-C of the Brazilian Civil Procedural Law Code.

16.  ASSIGNMENT

16.1.  The rights and obligations arising from the PLAN and the Agreement may not be assigned or transferred either fully or partially by any of the Parties, nor may they be put up as collateral covering obligations, without the prior written consent of the other Party.

17.  NOVATION

17.1.  It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by Law, the PLAN, or the Agreement, this will not constitute novation, nor any possible future tolerance for late compliance with any obligations by any of the Parties, which will not prevent the other Party from exercising such rights, powers, resources or faculties at any time whatsoever, and at its sole discretion, which are cumulative and do not exclude those stipulated by Brazilian Law.

18.  TEMPORARY PROVISIONS

18.1.  The holders of stock purchase options granted on the basis of PROGRAMS prior to the latest revision of this PLAN, who still hold valid options that have not yet been exercised, may exercise them under the terms and conditions originally established in the corresponding Contract signed with the Company.

19.  LAW COURTS

19.1.  The Central Law Courts of São Paulo, São Paulo State are hereby elected, excluding any other no matter how privileged it may be, to settle any disputes that may arise with regard to the PLAN, the PROGRAMS or the Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer